ANGELA C. HILT
415-442-1276
ahilt@morganlewis.com

October 19, 2005


VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Kevin W. Vaughn

RE: PENSON WORLDWIDE, INC. REGISTRATION STATEMENT ON FORM S-1 FILED AUGUST 10, 2005
         FILE NO. 333-127385

Dear Mr. Vaughn:

         We are writing on behalf of Penson Worldwide, Inc. (the "Company"), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated October 12, 2005 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1, File No. 333-127385 (the "Registration Statement"). We are filing Amendment No. 4 to the Registration Statement ("Amendment No. 4") in response to your Comment Letter. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company's response to the Staff's comment.

General

1. Please withdraw your confidential treatment request filed on October 3, 2000, control number 10457.

         The Company advises the Staff that it requested withdrawal of its confidential treatment request filed on October 3, 2000 on September 20, 2005. Attached hereto as Annex 1 is a copy of the correspondence relating to the withdrawal.



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Securities and Exchange Commission
October 19, 2005
Page 2


Market opportunity. page 3.

2. We note your response to prior comment number 4; however, the type of problems you experienced in the U.K. is unclear from the revision. Please revise your disclosure to describe the kind of problems (e.g., financial losses, lack of order flow or lack of success in strategic plan) and refer the reader to your risk factor on page 15, "We recently revised our operational strategy for our U.K. operations."

         In response to the Staff's comment, the Company has revised the disclosure on page 4 to describe the kind of problems experienced by the Company and to refer the reader to its risk factor on page 15.

Recent Developments, page 5

3. We note your response to prior comment number 5. We do not see the cross reference on page 6 to your new discussion on the acquisitions section of the MD&A. Please revise.

         The cross reference previously added on page 6 incorrectly referenced the Business section. This has been corrected to reference the discussion in the acquisitions section of the MD&A.

Management's Discussion and Analysis

4. Please refer to prior comment 11. We note that you are restructuring the U.K. operations in an attempt to make the operations profitable. Given the restructuring activity, please tell us how you have evaluated these potential costs with respect to the requirements of paragraph 3 SFAS 146.

         The Company has reviewed the guidance provided by paragraph 3 of SFAS 146 and hereby confirms to you that the charges for the restructuring activities in our U.K. operations are being recorded in the proper periods. Paragraph 3 of SFAS 146 requires that "a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred." The liabilities that fall into this category for our restructuring were employee costs and certain, data and terminal costs. The employee costs were recognized when the decision was made to terminate the employees associated with a certain line of business or a certain department. The costs recognized were those required by local law, or those required under an associated data contract.



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Securities and Exchange Commission
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SAMCO Division and split off transaction. page 86,

5. We note your response to prior comment number 20. Please provide a full explanation as to why you believe that a tax opinion is not necessary.

         The structure of the SAMCO split-off transaction was selected with the intention that it will provide the Penson stockholders with the opportunity to select whether or not to participate, and that it will be treated as a tax-free transaction. The Company discussed the requirements for a tax-free transaction with its tax advisors and reviewed these requirements in designing the structure. The Company believes the exposure from this transaction to the Company is small. This is because, even if the split-off were determined to be taxable, the taxable gain would be based on the excess of the value received over the Company's tax basis in the assets distributed. The assets to be distributed consist of cash and other assets with a book and tax value comparable to fair value. The fair market value of the other assets does not vary significantly from their tax basis. Accordingly, no tax opinion was sought. Disclosure regarding this analysis has been added to page 88.

Description of capital stock, page 91

6. We note your response to comment 21, in which you indicate the preferred stock will be converted to common stock before the closing of the IPO. For purposes of transparency to the reader and support for the values assigned to the preferred shares, please revise this section to clearly disclose the rights, privileges, and conversion terms of this class of shares.

         In response to the Staff's comment, the Company has revised the discussion on pages 93-96 to clearly disclose the rights, privileges and conversion terms of its preferred shares.

Financial Statements

Statement of Operations. page F-4

7. Please we note your supplemental response to prior comment 27. Please revise your description of the interest expense line items to clearly differentiate between the two types of interest expense. Moreover, it is still unclear why it is appropriate to present the amounts of your second interest expense outside of Income from continuing operations. Please revise or advise us.

         In response to the Staff's comment, the Company has revised its descriptions of interest expense to be "Interest expense on short term obligations" and "Interest

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Securities and Exchange Commission
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         expense on long term debt." Both of these expense categories are deducted prior to "Income from continuing operations."

Note 1: Summary of significant accounting policies

8. Please tell us your rationale for the classification of changes in securities borrowed and securities loaned, which are collateralized financings, as operating cash flows. Refer us to the technical guidance you have considered.

         The Company has always included changes in securities borrowed and securities loaned as operating cash flows. Changes in these items occur based on customer activities that are a part of daily operations. For example, a customer decision to sell a security short, will cause the Company to borrow that security if the Company does not have that particular security available to sell short. The related change in the customer account is clearly an operating activity, so it makes sense that the securities borrowed that the customer triggered by this transaction would also be an operating activity. The Company believes that treating these items as a part of operating cash flows is established industry practice. The cash flow example on page 102 of the AICPA Broker Dealer Audit Guide shows the change in Net receivable from broker-dealers and clearing organizations as being classified in operating cash flows. In this example, Net receivable from broker-dealers and clearing organizations includes stock loaned/borrowed.

9. We note your responses to prior comments 31 and 38 regarding your revenue recognition. Please tell us how you considered the guidance of paragraphs 7.15-7.23 in determining that recording revenues from clearing operations on a settlement date basis is appropriate for an entity subject to the AICPA Broker Dealer Audit Guide. Clearly explain to us how your policies comply with this literature or explain to us how you determined you were scoped out of this application. Please provide us with an analysis to support the fact that the use of settlement date revenue recognition for clearing broker-dealers is the generally accepted practice in the United States or revise your financial statements accordingly.

         The Company has reviewed the guidance provided by paragraphs 7.15 --
         7.23 of the AICPA Broker Dealer Audit Guide and has found nothing contained therein that is inconsistent with the use of settlement date accounting for the clearing business that is the primary business that the Company conducts. These paragraphs do not appear to address the limited business that the Company is in as a clearing broker. As a clearing broker, the Company is neither the purchaser nor the seller. The Company does not do any significant proprietary transactions, and if the Company does engage in proprietary transactions, they are recorded on a trade date basis. The Company does not do any significant agency transactions in

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Securities and Exchange Commission
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Page 5


         the capacity of an introducing broker, and if the Company does engage in agency transactions, they are recorded on a trade date basis. The Company's primary business is providing the clearing services for other broker-dealers. In that capacity, the service that the Company earns revenue for cannot even begin until the trade date occurs. The Company earns what it calls "Clearing revenues" for processing the trades of other broker-dealers between the completion of the trade on trade date and the ultimate successful settlement of a trade on settlement date or thereafter if there is a fail. If the Company were to record revenues on a trade date basis in our clearing business, it would be recording revenues in advance of the performance of the services for which it earns clearing revenues. The Company believes this would not be appropriate revenue recognition.

         There are very few public companies for which clearing revenues are a significant portion of their business, and none for which it is the primary business. The largest one is Bear Stearns. Here is the applicable portion of their revenue recognition policy "Customer securities transactions are recorded on the Consolidated Statements of Financial Condition on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis." A similar statement appears in the SWS Group, Inc. financial statements. As explained above, the Company does not have any significant commission revenues, so that portion of the policy is not applicable. These policies appear not to directly address the specific situation that we are in since these companies do significant non-clearing business.

         Although the Company believes that settlement date is the appropriate time to recognize revenues for their clearing business, they can change their policy to trade date if the Staff feels that this is required by the AICPA Broker Dealer Audit Guide in spite of the arguments to the contrary above. The Company has reviewed each of their reported periods, and has found that the change would not be significant in any period. It is industry practice to record clearing revenue on the books of the regulated entities on a settlement date basis (as required by the regulators), and make an adjustment, if material, to reflect revenues for a trade date basis. In this case, there would be no adjustments.

10. Please revise to address the following regarding your response to our prior comment 35.

         - Your response to comment 35 indicates that you believe none of your acquisitions was materially, either individually or in the aggregate. If true, please provide us with your detailed materiality analysis of each of these acquisitions. Such analysis should take into account that materiality may not necessarily be based solely on purchase price or the results of operations of

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Securities and Exchange Commission
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Page 6



              the target. Other factors, including but not limited to the importance of personnel, technology, licenses, production capability, and business processes acquired should be considered. Otherwise, as previously requested, please revise your footnotes to briefly address these acquisitions pursuant to paragraphs 51-52 of SFAS 141. Please revise your description of the line item "Acquisitions" to clearly state the nature of this line item. As well, please consider the guidance of paragraph 11 of SFAS 95 in evaluating the appropriateness of net versus gross presentation of the cash flows.

         - Please disclose the variable factors which affect the purchase price of the CCS acquisition. Update your disclosures about this contingent consideration in future filings.

         As requested by the Staff, the Company has prepared the following analysis of each of its acquisitions completed during the periods shown in the F- pages. All revenue and income figures are approximate as there are monthly variations that need to be factored out in such an analysis. These represent the Company's estimate of the approximate average levels or revenues and net income (loss) as of the acquisition date. There was one acquisition completed in each year 2002, 2004 and 2005.



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Securities and Exchange Commission
October 19, 2005
Page 7


                                                              2002            2004            2005
         Category                                          Acquisition    Acquisition      Acquisition
         --------                                          -----------    -----------      -----------

         Monthly Revenue at time of acquisition               $0             $175k/mo        $100k
         Monthly Net (loss) income at time of acquisition     (-$200k)       (-$100k)        $40k
         Cost of Acquisition                                  $2.7 m         $3.6 m          $1.0 m
         Total Assets Acquired                                $3.5 m         $3.7 m          $1.0 m
         Employees at acquisition                             15             16              3


         While each of these acquisitions provided the Company with people who are still with the Company, none has assumed a senior management role. While the Company is pleased to have the technology and customer relationships that it purchased in each of these transactions, none are so significant to rise to the level of materiality for the Company. The technology products the Company offers to its clients were primarily developed by Company employees prior to and after the Nexa acquisition, rather than acquired through the Nexa acquisition. The Nexa Technology acquisition in 2004 resulted in hiring 16 employees from Nexa which brought our total employment in the technology business to 42. Since the date of that acquisition, the Company has added 66 employees to Nexa many of whom are in development and are continuing to develop new technology. The Company believes that there are no other factors that would make these acquisitions material.

         In response to the Staff's comment, the Company has revised the description of the "Acquisitions" line item to be "Acquisition costs". The Company has considered the guidance of paragraph 11 of SFAS #95, and believes that there is no material difference in a gross presentation of cash flows.

         In response to the Staff's comment, the Company has added disclosure related to the variable factors which affect the purchase price of the CCS acquisition on page 32 and in Note 19.


Revenue Recognition - page F-8

11. Please revise to address the following regarding your revenue recognition policies and your response to our prior comment 36:

         - Please revise page F-8 to more clearly describe your technology revenues. Specifically disclose the extent to which you are selling complete software products versus selling the service of customizing existing software products, and clearly disclose your respective revenue recognition policies for each.



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Securities and Exchange Commission
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Page 8

         - We note your statements that "multiple deliverables have not yet been an issue." Please revise to explain more clearly how you made this determination. Disclose whether you believe your software arrangement "requires significant production, modification, or customization of software" and disclose the impact that determination had on your revenue recognition and the use of contract accounting. Tell us how you made that determination in consideration of the guidance of paragraph 74 of SOP 97-2.

         - Please revise to explain the nature of the technology revenues arising from transaction charges. Tell us how you concluded settlement date revenue recognition was appropriate for the technology revenues.

              In response to the Staff's comment, the Company has revised its disclosures on page F-8 to more clearly describe its technology revenues as consisting of three major types. The respective revenue recognition policies for each type are now clearly disclosed. The previous response incorrectly indicated that settlement date was used for certain technology revenues. All technology revenues based on transactions are recognized on a trade date basis.

              The previous comment on multiple deliverables was inserted in response to your previous comment #36. This disclosure has been removed and clarified by revised disclosure stating that "To date, our technology development contracts have not required significant production, modification or customization such that the service element of our overall relationship with the client does not meet the criteria for separate accounting under SOP 97-2. All of our products are fully functional when initially delivered to our clients, and any additional technology development work that is contracted for is as outlined below." The Company has carefully considered the guidance of paragraph 74, and the related reference to paragraph 65, and believes that the software development contracts to date have been properly accounted for as separate from the processing that the Company performs for the client.

Intangibles, page F-8

12. Please refer to your response prior comment 39 in which you state that financing costs are capitalized and amortized over the life of the related debt. Please revise to more clearly confirm that you recognize financing costs using the effective yield or interest method pursuant to paragraph 5 of SFAS 91.

         In response to the Staff's comment, the Company has revised its disclosure on page F-8 to reflect that it is in compliance with paragraph 5 of SFAS #91.



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Securities and Exchange Commission
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Page 9


13. Your response to our prior comment 40 appears to indicate that you believe that your Goodwill is immaterial in relation to your total assets for, separate line item disclosure on your Balance Sheet. Please revise to quantify the amount of goodwill as of each balance sheet date in a footnote.

         In response to the Staff's comment, the Company has revised its disclosure on Page F-8 to quantify the amount of goodwill as of each balance sheet date.

Allowance for Doubtful Accounts, page F-9

14. Please refer to prior comment 43. We note that you have revised your discussion include the methodology for estimating specific and known losses in you accounts receivable. Please revise your discussion to include a description of the procedural discipline and methodology applied to estimate the inherent risks in the outstanding receivables.

         In response to the Staff's comment, the Company has revised its disclosures on page F-9 to include some of the information previously only covered in the MD&A. In addition, detailed disclosures have been added to address the procedural discipline and methodology applied to estimate the inherent risks in outstanding receivables. The Company believes that since the vast majority of its receivables are fully collateralized at any given time by liquid securities that it has the right to liquidate if necessary, the risks are considerably reduced compared with most companies.

Foreign Currency Translation Adjustments. page F-9

15. Please refer to prior comment 44. Please revise to disclose the exchange rate that is being utilized (i.e. Noon Buying Rate, etc.), and that the rate for translating assets and liabilities is the exchange rate at the balance sheet date and that for all income statement amounts, the weighted average exchange rate has been used for translation.

         In response to the Staff's comment, the Company has revised its disclosures on page F-9 to reflect the exchange rate being utilized. Only the primary source for this rate, Barclays Bank, is disclosed, but the Company's vendor for this service uses the Financial Times as a secondary source and uses WM Reuters as a third source. The Company has also clarified its disclosures as to how the rates are used to translate the balance sheet and income statement.

Note 2: Discontinued Operations, page F-1 l

16. Given the fact that SAMCO's operations are being discontinued through a split off transaction, please tell us how you have concluded discontinued operations

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Securities and Exchange Commission
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Page 10


         presentation as of June 30, 2005 is appropriate. As previously requested in comment 45, please specifically tell us how you considered the restriction on discontinued operations presentation for disposal of assets other than by sale addressed in paragraph 27 of SFAS 144. It appears that guidance would preclude discontinued operations treatment until the consummation of the spin-off. Please revise your financial statements accordingly, or provide us with adequate support of your accounting in light of this literature.

         As requested by the Staff, the Company has prepared the following analysis of the specific requirements of paragraph 27 of SFAS 144. The Company believes that it would be incorrect to classify SAMCO as a "long-lived asset" under the terms contemplated by this paragraph. SAMCO is not at all like a plant, warehouse or production facility that might fall into this category. SAMCO has its own management, has its own customers, and sells its own products and services, none of which are offered or served by Penson. Penson does not sell products or services to SAMCO customers and SAMCO does not sell any significant products or services to Penson customers. In fact, the two businesses do not sell the same products or services. Specifically, the operations and cash flows for the entities included in the SAMCO split off are each clearly distinguished, operationally and for financial reporting purposes, from the rest of Penson. Each of the entities previously operated separately from Penson, has its own separate workforce, its own separate set of books and its own separate operational infrastructure. SAMCO will have two regulated subsidiaries through which it will conduct most of its business. These entities will be classified as introducing brokers, and after the split off, Penson will no longer own any introducing brokers.

         In addition, paragraph 27 of SFAS 144 deals only with long-lived assets to be disposed of other than by sale. The specific reference in that paragraph to distribution to owners in a spin-off is quite different from the SAMCO split off. In the SAMCO split off, each stockholder is given the opportunity to exchange some of his or her Penson shares for shares in the new SAMCO entity. Each stockholder can exchange as many or as few shares (including no shares) of Penson as they would like in order to have a larger or smaller ownership position in the SAMCO entity. A number of Penson stockholders have chosen not to participate in the SAMCO split off. The stockholders who do chose to participate in acquiring shares of SAMCO are doing so by "buying" the SAMCO shares with some of their Penson shares. Stockholders who do not choose to participate in the "sale" of SAMCO will not have to participate and their ownership percentage of Penson will be increased because of the "buyback" of Penson shares that has occurred in connection with the "sale" of SAMCO. This is very different from the case of a spin-off as contemplated in paragraph 27 where all stockholders would normally not have a choice to participate, and no "sale" takes place.



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Securities and Exchange Commission
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17.      Please refer to prior comment 45. Please provide us with your more detailed evaluation of the "significant continuing involvement" criteria, specifically addressing the fact that the Chairman and three directors of Penson will also serve as directors on SAMCO and the payments to be received after the disposal based on future results of operations. Refer to paragraph 14 of EITF 03-13.

         As requested by the Staff, the Company has prepared the following analysis of the applicable paragraphs of SFAS 144 and EITF 03-13 related to its decision to classify the SAMCO operations as discontinued.

         The Company and SAMCO have every intention of operating SAMCO as a totally separate business that is independent of Penson, as defined by the requirements of paragraph 42 of SFA 144. The Company and its directors understand the concerns of the Staff, that the initial intention of Messrs. Pendergraft and Son to serve as directors of SAMCO following the split off from Penson might have the appearance of reducing the desired independence. Accordingly, these individuals have revised their plans and Messrs. Pendergraft and Son have decided not to serve as directors of SAMCO after the split-off from Penson. They will be replaced by persons who are not associated with Penson after the split off. The Company notes that the requirements of paragraph 42 for there to be no "significant continuing involvement" are measured at the entity level. The Company represents to the Staff that it will have no significant continuing involvement in SAMCO as defined by the requirements of paragraph 42 of SFAS 144. The operating entities within SAMCO are regulated and do not reflect Penson as having any type of control. Penson and SAMCO are in different businesses and have been run separately for more than 5 years. There is no reason for or intention of Penson, the entity, to have any significant continuing involvement in the operations of SAMCO.

         The Company has reviewed the provisions of EITF 03-13 including paragraph 14 and believes that the Keefe payments to be received after the closing of the split off are not related to future results of operations. The company first notes that the Keefe investment is a financial investment, not an operating asset. The fact that its annual payment will occur after the closing of the split off is no different than receiving interest earned through the date of the sale on a bond. Only in this case, the interest cannot be calculated until after yearend since the rate of return is not known at the time of the sale varies every year. SAMCO will receive all interest related to the period that it owned the investment, and so will Penson. It is just the sale of a financial investment with interest due. As to other payments between the two entities, the monthly clearing charges are at rates similar to Penson's other customers. Penson will have no more involvement with SAMCO than with any of its other 200 correspondents. In the initial period following the split-off, the Company will provide minimal administrative services to SAMCO under a

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Securities and Exchange Commission
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Page 12


         transitional services agreement. The small, transitional payment of $17,500 per month for data processing and support services is also not an indication of significant continuing involvement in the operations of SAMCO which has about $25 million of costs and expenses.

18. We note your response to prior comment 46 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.

         As requested the Staff, pro forma financial information will be included in the S-1 together with information regarding the price range in the next amendment filing.

Note 3: Computation of net income per share, page F-12

19. Please revise to address the following regarding your response to prior comment 48:

         - Your Diluted loss per common share before discontinued operations of $0.12 on page F-4 does not agree with the $0.13 on page F-12. Please revise to correct this discrepancy.

         - Tell us how you considered the guidance of paragraphs 13-16 of SFAS 128 regarding your diluted earnings per share reported for the six months ended June 30, 2005. Please revise accordingly.

         In response to the Staff's comment, the Company has revised its disclosure on Pages F-4 and F-12 to reflect the correct numbers for 2002. The June 30, 2005 figures have now been replaced with September 30, 2005 numbers that no longer reflect a loss. However, the Company notes that it did not properly calculate diluted EPS in the previous June 30, 2005 figures, which reflected a loss.

20. Please refer to prior comment 48. Revise your disclosure to quantify the securities that were excluded from the computation of diluted earnings per share because to they would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

         In response to the Staff's comment, the Company notes that there are no longer any periods where the calculation of diluted earnings per share has not considered certain securities because they were antidilutive. If such a situation arises in the future, the Company will comply with the provisions of paragraph 40c of SFAS 128.


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Securities and Exchange Commission
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Note 12: Related Party Transactions. page F-17

21. We note your response to comment 53 regarding your various related party transactions. Please revise Note 12 to disclose the rent payments you made to Service Life, an affiliated entity pursuant to paragraph 2 of SFAS 57. Please confirm to us that you have disclosed all material related party transactions, or provide us with an analysis of how you determined the consideration exchanged in each undisclosed transaction was in the ordinary course of business for your business relationship with that related party.

         In response to the Staff's comment, the Company has revised Note 12 to provide the requested disclosure. We can confirm that all material related party transactions have been disclosed in the prospectus.


22. Page 85 indicates that the amount your Chairman received as an investment advisory fee from Service Lloyd's Insurance Company was $450,000. However, in light of the introduction to your footnotes that the amounts presented are in thousands, your disclosures on page F-17 appear to indicate that the amount was $450 million. Please revise the amounts presented throughout your footnotes accordingly for consistency.

         In response to the Staff's comment, the Company has revised its disclosure on page F-17 to reflect $450 in thousands as the investment advisory fee being described.


Note 14: Stock Incentives, page F-17

Stock options

23. We note your supplemental response to our prior comment 54. Please revise the Director compensation section on page 74 to disclose that the grants have not yet been made and to update that disclosure in future filings as needed. Revise to clearly disclose how the company intends to account for the options on their grant date. Please revise this section as well as your subsequent events footnote to quantify the expected amount of such charges based on your estimated offering price.

         In response to the Staff's comment, the Company has revised the director compensation disclosure on page 75 to disclose that the grants have not yet been made. The Company has commenced its analysis of SFAS 123(R) although no final decision has yet been made with respect to how to account for the options on their grant date. The factors under consideration are set forth in the last paragraph

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Securities and Exchange Commission
October 19, 2005
Page 14

         of Note 1. The Company will update that disclosure in future filings as needed. In addition, the Company will revise the subsequent events footnote to quantify the expected amount of such charges based on its estimated offering price, when the pricing information is available.

24. Please refer to prior comment 55. Please revise to present your stock option activity through the period ended June 30, 2005. Revise your subsequent events footnote to quantify any options granted after the latest balance sheet date, or revise to confirm that none were granted.

         In response to the Staff's comment, the Company has revised its disclosure in Note 14 to reflect the most recent stock option numbers available, September 30, 2005.


25. Please refer to prior comment 55. Please revise your stock option disclosure to include the range of exercise prices for the options outstanding at the date of the latest statement of financial position presented. If the range of exercise prices is wide, please segregate the exercise prices into ranges that are meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Please refer to paragraph 48 of SFAS 123.

         In response to the Staff's comment, the Company has revised its disclosure in Note 14 to reflect the most recent stock option numbers available, September 30, 2005.


26. We note your revisions to the second paragraph of Note 14 indicating that you based the grant price of the options at twice their book value because your Board determined it "was a good indication of fair value." Please revise to confirm, if true, that this valuation was based on cash sales of shares to unrelated parties at or about the same time. Otherwise, please briefly disclose and tell us in detail how you determined the grant price of the options was equal to the fair value of the underlying shares. Accordingly, please revise your similar disclosures in the first paragraph under Private Placements on page F-19.

         In response to the Staff's comment, the Company has revised its disclosure in Note 14 to reflect that the Board of Directors determined the value based on the then current business and prospects of the Company. The Company has also revised the disclosures under Private Placements later in the same note. As requested by the Staff, the Company has prepared the following analysis of factors that the Board considered in its valuation process. All of the Company's options granted during the period from 2002 until the present were granted in

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Securities and Exchange Commission
October 19, 2005
Page 15



         early 2002. As the Staff can see from the Selected Consolidated Financial Data, this was not a good year for the Company. The level of activity for most of our customers continued the downward trend from 2000 and 2001. Interest income continued to decline. In addition, the Company was constrained from any significant growth by a lack of available regulatory capital. In such an environment, an argument could be made that the value of the Company's common stock was very close to book value. However, the Board remained encouraged that sufficient regulatory capital could be found to weather the downturn and that the Company would emerge as a viable entity when the economic cycles turned up. Accordingly, the Company granted the stock options at prices based on two times book value which they felt was a fair value for the stock at the time of grant taking into account the then current business and prospects for the Company.

Private Placements, page F-19

27. Please refer to prior comment 33. Please provide us with an EITF 00-19 analysis of the convertible preferred shares and the convertible debt (the "securities"). In your analysis, please specifically address the following:

         - Are the securities considered to be conventional convertible securities as defined by paragraph 4?

         - If the security is not considered to be conventional convertible, please provide the following additional analysis:

         a. Are there any requirements for net-cash settlement? In your response, please tell us if the provision exists for net-cash settlement, not considering the probability of such occurrence. Refer to paragraph 12.

         b. Are there any requirements for the issuer to deliver shares registered with the SEC? Are there any penalties or liquidated damages imposed for settlement with unregistered shares? If so, please tell us the penalties or liquidated damages. Refer to paragraphs 14 to 18.

         c. Please show us that at the date the securities were issued that there was a sufficient number of authorized and unissued common shares to allow conversion. Refer to paragraph 19.

         d. Is there a limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 to 24.


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Securities and Exchange Commission
October 19, 2005
Page 16


         f. Does the security contain provisions that require cash payments in the event that the company does not make timely filings to the SEC? Refer to paragraph 25.

         g. Are there any top-off or make-while provisions arising from differences between the settlement of the embedded conversion features and the subsequent proceeds received from a sale of the underlying delivered shares to a third party? Refer to paragraph 26.

         h. Does the contract require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares? Refer to paragraph 27 and 28.

         i. Are there any provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract? Refer to paragraph 29 to 31.

         j. Is there a requirement for the company to post collateral at any point or for any reason? Refer to paragraph 32.

         - Please provide us your calculated effective conversion price and the fair value of the underlying common shares on the date of issuance.

         In your response to the above series of requirements, please specifically answer each requirement for both the debt and preferred shares, and provide us with copies of the convertible preferred stock and debt agreements.

         As requested by the Staff, the Company has prepared the following analysis of the specific requirements of EITF 00-19 as it relates to the convertible debt and the convertible preferred shares (the "Securities"). The Company believes that the Securities are considered to be conventional convertible securities as defined by paragraph 4. These Securities have no unusual features compared with similar securities in many other companies. The Securities were issued with conversion features permitting conversion at a premium to the underlying value of the common stock at the date they were issued. They did not incorporate conversion prices issued at or below fair value of the underlying common stock. We have enclosed copies of the applicable documents for each of the Securities as the Staff has requested. If the Staff agrees with the Company's analysis that they are, indeed, conventional convertible securities, then there is no reason to perform the analysis outlined in items a) through i). Attached hereto as Annex 2 are copies of the convertible preferred stock and debt agreements.

         The Staff may find certain of the following information useful in its review.



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Securities and Exchange Commission
October 19, 2005
Page 17


                                   a)   The Company does not believe that there
                                        are any requirements for net-cash
                                        settlement for the preferred stock, as
                                        the preferred stock does not include any redemption rights. The convertible debt could, of course, be paid off in cash, although it has all now been converted to common stock.

                                   b) There are no requirements for the issuer to deliver shares registered with the SEC. There are no penalties or liquidated damages imposed for settlement with unregistered shares.

                                   c) In connection with both issuances, there was always sufficient numbers of authorized and unissued common shares available to allow conversion. The details are as follows. On June 26, 2003, the Company issued notes convertible into 4,601,000 shares of common stock. Between June 23, 2003 and June 9, 2004, the Company had no less than 33,934,243 shares of common stock authorized but unissued. On June 9, 2004, the Company issued 6,377,551 shares of Series A Preferred Stock, convertible into 6,377,551 shares of common stock. Together with the outstanding convertible notes, the Company had at that time outstanding securities convertible into 10,978,551 shares of common stock. Between June 9, 2004 and June 30, 2005, the Company had no less than 26,793,363 shares of common stock authorized but unissued. On June 30, 2005, the outstanding convertible notes were converted into 4,601,000 shares of common stock, leaving outstanding securities convertible into 6,377,551 shares of common stock. Between June 30, 2005 and September 30, 2005, the Company had no less than 28,568,927 shares of common stock authorized but unissued. On September 29, 2005, the Company issued 2,253,623 shares of Series B Preferred Stock,
                                        convertible into a maximum of 2,253,623
                                        shares of common stock. Together with
                                        the outstanding shares of Series A
                                        Preferred Stock, the Company had at that time outstanding securities convertible into a maximum of 8,631,174 shares of common stock. From September 30, 2005, the Company has had no less than 30,915,304 shares of common stock authorized but unissued.

Securities and Exchange Commission
October 19, 2005
Page 18


                                   d) The shares to be delivered on conversion are clearly spelled out for each security and are not indeterminate.

                                   e) The Company notes that there are no such provisions requiring cash payments in the event that timely SEC filings are not made for either security.

                                   f) The Company notes that there are no such top-off or make-whole provisions for either security.

                                   g)   The Company does not see any situations
                                        where paragraphs 27 or 28 would cause
                                        either security to be classified any
                                        differently.

                                   h)   The Company does not see any situations
                                        where paragraphs 29 to 31 would cause
                                        either security to be classified any
                                        differently.

                                   i)   The Company knows of no situation where
                                        it would have to post collateral.

              As requested by the staff, the Company notes that the conversion price for the convertible debt was $2.01 per share determined at a time when the fair value of the related common stock, as determined by the Board of Directors, was $1.34. The conversion price for the convertible preferred stock is $3.93 at a time when the fair value of the related common stock, as determined by the Board of Directors, was $2.35.


28. Please refer to prior comment 34. Please provide us your analysis of the risks of the preferred and common shares of stock. In your analysis, tell us how you have concluded that such risks are clearly and closely related, and specifically address the criteria of paragraph 12 of SFAS 133.


         As requested by the Staff, the Company has prepared the following analysis of the risks of the preferred and common shares of stock. The Company believes that the risks of the preferred and common stock are closely related. Both instruments are clearly equity securities as they have no redemption features, and are junior to any and every type of debt obligation of the Company. It is also clear that neither of them has any security interest in any of the Company's assets. Neither of them is enjoying any cash return at the present time since the company is not paying cash dividends to either class of stock. The ultimate value of each of these instruments is most likely to be based on the business success of the company. In the event that the current IPO is successfully completed, the preferred stock will be

Securities and Exchange Commission
October 19, 2005
Page 19


         converted into common. Even if the IPO were not to be completed, if the business is successful, the preferred stock will be converted into common stock at some point in order to enjoy a superior return. While the preferred stock does have other features such as a priority over common in the liquidation proceeds, for a company with a 10 year business history and a significant capital base, those rights would appear to not currently be important. In reviewing the criteria of paragraph 12 of SFAS 133, it is clear from the above analysis that the conditions of paragraph 12a have not been met. Thus, it would be inappropriate to separately account for an embedded derivative instrument in connection with the preferred stock.

29. Please refer to prior comment 56. Please revise the first paragraph under Private Placements on page F- 19 to disclose the conversion terms of your convertible notes and convertible preferred shares. Please tell us in detail how you determined the value of the conversion features embedded in the preferred shares and convertible notes. As part of your analysis, please provide us with a chronological schedule of each issuance of shares or convertible instruments during 2003 and 2004. Include the following information for each issuance or grant:

         -    Number of shares issued
         -    Conversion terms and conversion prices of the instrument
         -    Any restrictions or vesting terms
         - Your estimate of fair value of the underlying shares of common stock at each issuance
         -    How you determined fair value
         -    The identity of the recipient and the relationship to you
         - Any recorded beneficial conversion feature and the accounting literature upon which you relied on
         - How you evaluated any premiums or discounts applied to the issuances in determining their fair value and why you believe they were appropriate

         Relate the above to a timeline of the estimated offering price of your common stock. Discuss and quantify the impact on your fair value of any events that occurred between the dates the instruments were issued and the date the registration statement was filed. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis. Describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement. Highlight any transactions with unrelated parties believed to be objective evidence of fair value, including your issuances of convertible preferred shares. Additionally, tell us the date you

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Securities and Exchange Commission
October 19, 2005
Page 20

         initiated discussions with the underwriters. We will defer review of this information until the pricing information is completed in your document.

         The conversion terms of the preferred stock are now set forth in detail on pages 94 and 95 and in Note 14. The convertible notes have already been converted into common stock and the impact of that conversion is set forth on the consolidated statements of stockholders' equity.

         As requested by the Staff, the Company has prepared the following analysis of the shares issued during the periods 2003 through 2004. Attached as Annex 3 hereto is the detailed information on actual issuances.

         During 2003 the Company was severely short of capital, and was unable to borrow additional capital from its bank. The modest amounts of capital it could raise from employees and existing shareholders were not sufficient to solve the capital shortage. Finally, in June 2003 a customer of the Company with no previous ownership interests was convinced to purchase the major piece of a convertible debt offering. Negotiations with the customer led to the terms that were adopted. The debt was convertible into common stock at a 50% premium to the $1.34 that the Board had determined to be a fair value for the common stock that was sold to employees and shareholders in the same offering. This value was lower than the value used to grant options 18 months earlier because the company had lost money during 2002 and its net capital position had been eroded. While this additional capital eased the immediate capital issue, it did not provide any capital for growth.

         During 2004, the Company was in need of capital for growth, and its profitability had improved since mid 2003. An outside party, TCV was brought in and terms of a $25 million financing involving convertible preferred stock were negotiated. The conversion price of $3.93 was a 67% premium over the fair value per share of $2.35 per common share of the Company prior to the new capital

         The TCV transaction was agreed to as a $25 million transaction, but regulatory approvals limited the initial funding in June to approximately one-half of this amount. The remainder was funded in September after the necessary approvals had been obtained.

         In between fundings, a new employee wanted to buy shares in the company. The Board determine that $3.06 was a fair value for the common stock now that the new capital had been agreed to and partially received

         Once the new capital was in place, the Company had the capability to grow for the first time in several years. The equity markets also improved with a strong

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Securities and Exchange Commission
October 19, 2005
Page 21

         increase in option transactions. Also, during 2004 the Federal Reserve began raising interest rates which improved the spread that the Company was able to earn on its customer assets.

         The Company began talking with underwriters about a possible equity offering in April of 2005. No decisions were made until the organizational meeting held in June 2005.

         No other equity transactions occurred during this period.

Note 16: Income taxes. rage F-21

30. Please refer to prior comment 63. Revise your footnote disclosure to specifically state the amount of income tax allocated to continuing and discontinued operations and any other items required specific allocation under paragraph 35 of SFAS 109.

         In response to the Staff's comment, the Company has revised the disclosure in footnote 16 to reflect the amount of tax allocated to continuing and discontinued operations. The Company has reviewed the requirements of paragraph 35 of SFAS 109 and has determined that no other items need to be disclosed.


31. Please refer to prior comment 64. Revise your footnote to specifically state why management believes that it will not be able to fully utilize the balance of deferred tax assets, requiring the valuation allowance. If you believe that the deferred tax assets will not be fully realized because you believe future income from operations will not be sufficient to utilize the carryforwards, revise to disclose that face.

         In response to the Staff's comment, the Company has revised its disclosure on page F-22 to explain that the Company continually reviews the adequacy of the valuation allowances and releases the allowances when it is determined that it is more likely than not that the benefits will be realized. While the Company anticipates future income, historical information supports the valuation allowance.



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Securities and Exchange Commission
October 19, 2005
Page 22


Exhibit 5.1

32. Please file the legal opinion on EDGAR as Exhibit 5.1 and not supplementally.

         The Company will file its legal opinion on EDGAR prior to printing preliminary prospectuses.

33. Please confirm that by stating "the Delaware General Corporation Law" that you also refer to the Delaware State Constitution, the statutory law of the State of Delaware and any relevant judicial opinions by the courts of Delaware that affect the interpretation of the Delaware General Corporation on Law.

         The Company hereby confirms that by stating "the Delaware General Corporation Law" that it also refers to the Delaware State Constitution, the statutory law of the State of Delaware and any relevant judicial opinions by the courts of Delaware that affect the interpretation of the Delaware General Corporation on Law.




                                      *****

The Company advises the Staff that it has filed a copy of Amendment No. 4 that has been marked to show changes from Amendment No. 3 to the Registration Statement filed on September 23, 2005. In addition, the Company has provided the Staff with three marked copies of Amendment No. 4 under separate cover.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and Amendment No. 4.

Please contact the undersigned at (415) 442-1276 with any questions regarding the foregoing.


                                          Very truly yours,

                                          Morgan, Lewis & Bockius LLP



                                          By: /s/ Angela C. Hilt
                                             --------------------------------
                                          Name: Angela C. Hilt